CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

September 16, 2005

Exemption No. 82-3358

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shaun A. Drake

SAD/cd

Encl.

9/27

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: CONTINENTAL PRECIOUS MIN. INC.

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5

Telephone: 416-361-0737

Contact Name: SHAUN A. DRAKE

Transfer Agent | CUID | Name: EQUITY TRANSFER SERVICES | Telephone: 416-361-0930 ext 243

Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3 | E-mail Address | Contact Name: LORI THOMPSON

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [ ] General
- [X] Special
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

	yyyy	mm	dd
Record Date	2005	10	12
Meeting Date	2005	11	16
Material Mail Date	2005	10	14

Payment for Publication [X] Payment enclosed [ ] To be invoiced (*Transfer Agents only*)

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $93.00 per publication	$: 93.00
Plus 7% GST	$: 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$: 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)

Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 211 906 1026	Y	Common Shares

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other (*statutory declaration required*)

Send via: [ ] Mail [ ] Courier (*collect*) [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake | [signature] | Sept. 15-2005

Title | Signature | Date